UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-06322

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

OHIO POWER COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated June 17, 1983, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period July 1, 2004 through September 30, 2004:

a) total tons of coal transferred each month for each affiliate;
b) total transfer fee charged to each such affiliate during that month and the fee per ton;
c) a summary of expenses related to operation of the Cook Coal Terminal by major cost component, and;
d) the total number of tons of coal transferred each month for all non-affiliates and the total revenues received.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Ohio Power Company has duly caused this report to be signed on its behalf on this 8th day of November, 2004.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director  - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1

Summary of Costs Incurred	2

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	July 2004			August 2004			September 2004

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES

Rockport	538,404	$1.75	$942	720,483	$1.75	$1,261	651,007	$1.75	$1,139

Tanners Creek	85,552	1.75	150	344	1.75	1	29,438	1.75	52

Mountaineer	67,545	1.75	118	15,568	1.75	27	30,833	1.75	54

SERVICE TO NON- AFFILIATES	252,094	1.26	320	291,232	1.29	375	321,945	1.21	390

TOTAL	943,595		$1,530	1,027,627		$1,664	1,033,223		$1,635

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	July 2004	August 2004	September 2004	Three Months Ended September 30, 2004
	(in thousands)

Labor	$480	$431	$411	$1,322
Benefits	183	221	193	597
Operating Materials	32	111	47	190
Maintenance	189	274	227	690
Other Billed Services	90	160	468	718
Taxes Other Than Income Tax	81	76	73	230
Rentals	569	579	583	1,731
Depreciation	18	18	18	54
Normalization	42	(168)	(35)	(161)
Other	899	448	396	1,743

Total	$2,583	$2,150	$2,381	$7,114